VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

August 23, 2018

Attention:  Ms. Allison White
Re:	Registration Statement on Form N-14 of Staar Investment Trust (the "Registrant")
File No. 333-225795

Dear Ms. White:

On behalf of the Registrant, below are the Registrant's responses to the comments conveyed telephonically by Ms. White on July 19, 2018 to Jana Cresswell, Esq. of Stradley Ronon Stevens & Young, LLP with regard to the Registrant's registration statement on Form N-14 (the "Registration Statement") relating to the proposed reorganization of the Hatteras Alpha Hedged Strategies Fund (the "Target Fund") into the Staar Disciplined Strategies Fund (the "Acquiring Fund").  The Registration Statement was filed with the U.S. Securities and Exchange Commission ("SEC") on June 21, 2018  pursuant to Rule 488 under the Securities Act of 1933, as amended. (the "Securities Act").

Below, the Registrant has provided your comments (in bold) and the Registrant's response to each comment.  These responses will be incorporated pursuant to Rule 497(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1.	Text: Page 5, How do the Funds' investment objectives, principal investment strategies and principal investment risks compare? Principal Investment Strategies, first paragraph:

"The Acquiring Fund invests at least  80% of its assets in unaffiliated Underlying Funds (which may include exchange traded funds ("ETFs")), while also investing directly in securities and other investments"

Comment:  What other investments may the Acquiring Fund invest in directly and are they a principal investment strategy?

Response:   The Registrant has revised the disclosure as follows:

"The Acquiring Fund invests at least  80% of its assets in unaffiliated Underlying Funds (which may include exchange traded funds ("ETFs")), while also investing directly in securities and other investments as described below for its Underlying Funds.  In addition, the Acquiring Fund may invest directly in real estate investment trusts ("REITs")."

2.	Text: Page 5, How do the Funds' investment objectives, principal investment strategies and principal investment risks compare? Principal Investment Strategies, second paragraph:

…the Acquiring Fund may invest in Underlying Funds with other strategies and invest directly as well."

Comment:  With respect to the Underlying Funds, do the "other strategies"  rise to the level of a principal investment strategy of the Acquiring Fund?

Response:   The Registrant has revised the disclosure in the Principal Investment Strategies section as follows (see the underlined sections for the changes) to provide clarification as to the "other strategies" that the Acquiring Fund and the Target Fund employ:

The Target Fund and the Acquiring Fund seek to utilize multiple Underlying Funds that employ various investment strategies and whose performance is not correlated with major financial market indices.  In addition, the Acquiring Fund may invest in Underlying Funds with other investment strategies that may be correlated with major financial market indices but which the Acquiring Fund's investment advisor believes will provide superior performance.  By allocating its assets among a number of Underlying Funds, the Target Fund and Acquiring Fund seek to achieve its investment objective with less risk and lower volatility than if the Target Fund and Acquiring Fund utilized a single strategy approach.  The Target Fund and Acquiring Fund may utilize ETFs, while the Acquiring Fund may hold individual securities positions through direct investments that its investment advisor expects to benefit from market, economic, and/or fundamental trends.  The Acquiring Fund's investment advisor has broad discretion as to the asset categories and investments owned by the Acquiring Fund and a broad mix of investment types and management styles may be employed.

The principal investment strategies of the Underlying Funds in which the Target Fund and Acquiring Fund invest include a long/short equity strategy, a long/short debt strategy, an event driven strategy and a managed futures strategy.

3.	Text: Page 6, How do the fundamental investment restrictions of the Target Fund and the Acquiring Fund compare?

Comment:  Please explain how the differences in the fundamental investment restrictions affect the risk profile of the Acquiring Fund compared to the Target Fund.

Response:   The Registrant has added the following language:

Based on the differences in the fundamental investment restrictions as described, the Acquiring Fund has less of a risk profile than that of the Target Fund.

4.	Text: Page 13, Comparison of Principal Investment Strategies, Target Fund, second paragraph:

The Target Fund and each Underlying Fund may not directly invest more than 15% of their respective net assets in illiquid securities, and the Target Fund Advisor expects that the Target Fund will not invest, directly or indirectly, more than 15% of its net assets in illiquid securities.

Comment:  Please disclose the Acquiring Fund's policy with respect to illiquid securities when you discuss the Acquiring Fund.

Response:   The Registrant has revised the Acquiring Fund's disclosure to include a description of the Acquiring Fund's policy with respect to illiquid securities as follows:

The Acquiring Fund shall not invest more than 10% of the value of its respective total assets in illiquid securities or other illiquid assets.

5.	Text: Pages 13 and 14, Comparison of Principal Investment Strategies, Acquiring Fund

Comment:  You state in the SYNOPSIS that one of the primary differences between the Target Fund and Acquiring Fund is that the Acquiring Fund can invest in REITs, yet you do not mention them at all in regards to the Acquiring Fund (Pages 13 and 14).  Please revise the disclosure.

Response:   The Registrant has revised the Acquiring Fund's disclosure under the Comparison of Principal Investment Strategies, on Page 13 as follows:

The Acquiring Fund may invest directly in the investments described for the Underlying Funds.  In addition, the Acquiring Fund may invest directly in REITs.

6.	Text: Page 14, Comparison of Fundamental Investment Restrictions, Concentration Policy for the Acquiring Fund

Comment:  Will the Acquiring Fund look through its mutual funds and investment companies in determining whether it is in compliance its concentration policies.  Please disclose.

Response:   The Registrant has added the following disclosure:

For purposes of complying with this restriction, the Fund will look through to the securities of the Underlying Funds.

7.	Text: Page 19, Comparison of Principal Investment Risks, the preamble to the table states:

"Although the Fund present their risks differently, the principal risks of the Target Fund and the Acquiring Fund are effectively the same, because the principal investment strategies of the Funds are substantially the same."

Comment:  Considering the differences in the principal investment risks, consider the accuracy of that statement.

Response:   The Registrant believes the above referenced statement as presented is accurate.

8.	Text: Page 19, Comparison of Principal Investment Risks

Comment:  Instead of just listing the risks of the Target Fund and the Acquiring Fund, please highlight the differences.

Response:   The Registrant has revised the presentation of the Comparison of Principal Investment Risks table to indicated the differences as requested.

9.	Text: Page 19, Comparison of Principal Investment Risks

Comment:  Several risks that are listed for the Acquiring Fund in the N-14 are not listed in the Acquiring Fund's prospectus dated April 30, 2018.  Please advise or revise.

Response:   All risks listed for the Acquiring Fund in the N-14 are listed in the Acquiring Fund's current prospectus dated April 30, 2018.

10.	Text: Page 20, Comparison of Principal Investment Risks

Comment:  For the Acquiring Fund you have listed Management Risk and Investment Management Risk, consider combining in the Annual Update.

Response:   The Registrant will revise in Acquiring Fund's next annual update.

11.	Text: Page 22, Comparison of Principal Investment Risks, Derivatives Risk for the Acquiring Fund:

"The Underlying Funds may invest in derivative securities."

Comment:  What about direct investments in derivatives securities of the Acquiring Fund?

Response:   The Registrant has updated the Derivatives Risk disclosure for the Acquiring Fund as follows:

The Fund and Underlying Funds may invest in derivative securities.

12.	Text: Page 28, Comparison of Principal Investment Risks, Financial Sectors Risk

Comment:  There is no corresponding strategy for the Target Fund in relation to Financial Sectors Risk.

Response:   The Registrant has included the Financial Sectors Risk disclosure for the Target Fund as it was provided in the statutory prospectus for the Target Fund.  The Registrant feels it would be misleading not to include all of the risks disclosed in the Target Fund's current prospectus.

13.	Text: Page 29, Comparison of Principal Investment Risks, U.S. Government Securities Risk

Comment:  There is no corresponding strategy for the Target Fund in relation to U.S. Government Securities Risk.

Response:   The Registrant would like to point out the disclosure in the section titled "How do the Funds' investment objectives, principal investment strategies and principal investment risks compare?" under "Principal Investment Strategies," that states:

"Both the Target Fund and Acquiring Fund may invest in Underlying Funds that hold U.S. and non-U.S. equity and debt securities, including emerging market securities."

The Registrant believes that the ability of the Target Fund's Underlying Funds to hold U.S. equity and debt securities corresponds with the disclosure of U.S. Government Securities Risk.

14.	Text: Page 29, Comparison of Principal Investment Risks, Convertible Securities

Comment:  There is no discussion of a corresponding strategy for the Acquiring Fund in relation to Convertible Securities.

Response:   The Registrant would like to point out the disclosure in the section titled "Comparison of Principal Investment Strategies" for the "Acquiring Fund," that states:

"In addition to equity securities, the Underlying Funds my invest in debt securities, including convertible debt, high yield securities (i.e., "junk bonds"), mortgage-backed securities and asset-backed securities."

The Registrant believes that the ability of the Acquiring Fund's Underlying Funds to invest in convertible debt corresponds with the disclosure Convertible Securities Risk.

15.	Text: Page 35, Board Considerations, Expenses Relating to the Reorganization

Comment:  Did the Target Trust Board consider repositioning costs when it made its recommendation?  Please disclose.

Response:   The Registrant has included the following disclosure:

The Target Trust Board considered the representations made by representatives of the Target Fund Advisor that the Target Fund will not bear any repositioning costs because there will be no repositioning of Target Fund assets prior to the Reorganization.

16.	Text: Page 34, Board Considerations

Comment:  Disclose whether the Target Fund Board compared the performance of the Acquiring Fund and the Target Fund and if so, what did it conclude.  Consider including the performance.

Response:   The Target Trust Board considered several factors when reviewing the proposed Reorganization.  Given the smaller asset base of the Acquiring Fund, the fact that the Acquiring Fund Advisor is a newly registered investment adviser, and that Class A, Class C, and Institutional Class shares of the Acquiring Fund are new classes of shares that do not have performance history, prior performance of the Acquiring Fund was not a primary factor, but one that was a factor in the overall decision-making process. The Target Trust Board considered the long-term performance of the Investor Class shares of the Acquiring Fund, whose investment strategy closely mirrors that of the Target Fund.

* * *

If you would like to discuss any of the comments, please feel free to reach out to me directly at (215) 564-8048 or Amy G. Smith at (215) 564-8104 in my absence.

Sincerely,

/s/ Jana L. Cresswell, Esq.

cc:	Brett Boshco